

Mail Stop 4631

June 10, 2010

By U.S. Mail

Kim Thompson
Chief Executive Officer
Kraig Biocraft Laboratories, Inc.
120 N. Washington Square
Suite 805
Lansing, MI 48933

Re: **Kraig Biocraft Laboratories, Inc.**
        Amendment No. 4 to Registration Statement on Form S-1
        Filed June 3, 2010
        File No. 333-162316
        Amendment No. 1 to Annual Report on Form 10-K
        Filed May 28, 2010
        File No. 333-162316

Dear Mr. Thompson:

We have reviewed your filings and have the following comment.

Amendment No. 1 to Annual Report on Form 10-K for the fiscal year ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page F-1

1.   Please further amend your Form 10-K/A and your Form S-1 to have your auditor include an explanatory paragraph in the reissued audit opinion regarding the restatement. See AU Sections 508.11 and 508.19 of the AICPA Statements of Auditing Standards for guidance.

*   *   *

Kim Thompson
Kraig Biocraft Laboratories, Inc.
June 10, 2010
Page 2

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Patricia Armelin, Staff Accountant, at (202) 551-3747 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Richard C. Fox, Esq. (Via Facsimile 603-778-9911)
        William Dauber, Esq. (Via Facsimile 212-886-2399)
        Fox Law Offices, P.A.
        131 Court Street, #11
        Exeter, NH 03833